

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 20, 2013

Via E-mail
Raymond C. Fidel
Chief Executive Officer
DriveTime Automotive Group, Inc.
DT Acceptance Corporation
4020 East Indian School Road
Phoenix, AZ 85018

> **Re: DriveTime Automotive Group, Inc.**
> **DT Acceptance Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 29, 2013**
> **Form 10-Q for the Quarterly Period Ended June 30, 2013**
> **Filed August 9, 2013**
> **File Nos. 001-14759 and 333-169730**

Dear Mr. Fidel:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

General

1. DriveTime Automotive Group, Inc. is reporting under File No. 001-14759, which suggests that the company has a class of securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended. As it does not appear that the company has any class of debt or equity securities listed on a national securities exchange and registered under Securities Exchange Act, please clarify for us why the company is using the aforementioned reporting number. Please note that we may have additional comments based on your response.

2. In future filings, at the beginning of the filing please provide a description of the relationship between DriveTime Automotive Group, Inc. and DT Acceptance Corporation. In this regard, we note that the companies appear to be under common ownership, but neither company is the direct or indirect parent or subsidiary of the other.

3. We note that you have filed what appears to be a joint annual report on Form 10-K for both DriveTime Automotive Group, Inc. and DT Acceptance Corporation. Please tell us how you believe each company is satisfying the disclosure requirements of Form 10-K. In this regard, we note that throughout the filing, with the exception of the Item 8 financial information, it is unclear whether the information provided is for DriveTime Automotive Group, Inc., DT Acceptance Corporation or both companies. In your response, please address each applicable item of Form 10-K for each company. Please note that we may have additional comments based on your response.

Item 6. Selected Financial Data, page 26

4. We note you disclose total debt. Please disclose your long-term obligations in accordance with Instruction 2 to Item 301 of Regulation S-K.

Item 8. Financial Statements and Supplementary Data, page 54

Consolidated Balance Sheets, page 56

5. Please explain how your presentation complies with Article 5 of Regulation S-X. In this regard, we note that your balance sheet is not classified in a manner that separates assets and liabilities between current and non-current.

Note 15. Fair Value of Financial Instruments, page 85

6. Please revise to disclose the level of the fair value hierarchy within which the fair value measurements are categorized in their entirety (Level 1, 2, or 3). Reference is made to ASC 820-10-50-2(b).

Executive Compensation, page 105

Compensation Discussion and Analysis, page 105

Impact of Performance on Compensation – Bonus Plan, page 107

7. We note that you have not provided a quantitative discussion of the actual pretax earnings targets to be achieved for your named executive officers to earn their cash bonuses. Please disclose your pretax targets. Also, please explain in greater detail how you calculated the annual bonus for each executive officer. Note that under Item

402(b)(1)(v) of Regulation S-K, a filer must disclose how it determined the amount and formula for each element of compensation. Please also discuss any discretion that may be exercised in granting such awards absent attainment of the stated performance goal. Please see Instruction 4 to Item 402(b) of Regulation S-K.

Exhibit 31.1

8. Please amend the annual report on Form 10-K to provide separate Section 302 certifications for each of DriveTime Automotive Group, Inc. and DT Acceptance Corporation. It is not acceptable to file combined certifications for both companies. Each company should have its own 302 Certifications for its principal executive officer and its principal financial officer. Please note that the amended annual report should contain all four parts of Form 10-K, as well as the cover page, signature page, all applicable exhibits and any supplemental information to be furnished with reports filed pursuant to Section 15(d) of the Securities Exchange Act by registrants that have not registered securities pursuant to Section 12 of such act, per the note at the end of Form 10-K. This last item appears to apply to DT Acceptance Corporation, as it appears to be reporting pursuant to Section 15(d) and does not appear to have securities registered securities pursuant to Section 12.

Exhibit 32.1

9. Please amend the annual report on Form 10-K to provide separate Section 906 certifications for each of DriveTime Automotive Group, Inc. and DT Acceptance Corporation.

Form 10-Q for the Quarterly Period Ended June 30, 2013

Notes to Consolidated Financial Statements, page 4

Note. 5 Debt Obligations, page 10

10. We note your disclosure on page 12 that as of June 30, 2013 you were in compliance with all financial covenants of the Senior Secured Notes. In Note 9, page 15, we note you exceeded the indebtedness ratio which restricted your ability to pay dividends. Please explain if the indebtedness ratio is an aspect of the financial covenants and if so how exceeding it did not result in non-compliance of the covenants.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342 or Dietrich King, Legal Branch Chief, at (202) 551-3338 if you have questions regarding any other comments. You may contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief